Exhibit 7

Statement Regarding Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred stock dividend requirements are not presented as there were no mandatory preferred share dividends in any of the periods indicated.

		For the year ended
CHF million, except for ratio		31.12.13	31.12.12	31.12.11	31.12.10	31.12.09

Pre-tax earnings from continuing operations		3,287	(1,851)	5,025	6,983	(3,138)
Add: Fixed charges		8,030	10,688	11,831	13,471	17,939

Pre-tax earnings before fixed charges		11,317	8,836	16,856	20,454	14,801

Fixed charges:
Interest expense		7,351	9,990	11,143	12,657	17,016
Other	[1]	679	698	688	814	923

Total fixed charges		8,030	10,688	11,831	13,471	17,939

Ratio of earnings to fixed charges	[2,3]	1.41	0.83	1.42	1.52	0.83

1   Other fixed charges relate to the interest component of rental expense.  2  Data for 2012 has been restated upon the adoption of IFRS 10. Data for years prior to 2012 was not restated, in line with the transition requirements of IFRS 10.  3  A ratio of earnings to combined fixed charges and preference security dividend requirements is not presented as it equals the ratio of earnings to fixed charges.

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